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Pan American Silver announces 2021 guidance and preliminary 2020 production results
All amounts are expressed in US$ unless otherwise indicated. Results are unaudited and could change based on final audited financial results. This news release contains forward-looking information about expected future events and financial and operating performance of Pan American. Readers should refer to the risks and assumptions set out in the “Cautionary Note Regarding Forward-Looking Statements and Information” at the end of this news release.

Vancouver, B.C. - Jan. 19, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) today announced its preliminary production results for the fourth quarter ("Q4 2020") and full year 2020 ("FY 2020"), and provided its guidance for production, costs and certain expenditures in 2021.
"We are expecting a 35% increase in silver production relative to 2020 and record gold production in 2021, despite our assumption that COVID-19 will continue to have an impact on operations," said Michael Steinmann, President and Chief Executive Officer of Pan American. "Under our 2021 guidance assumptions, we expect to be generating robust levels of free cash flow. Our ability to overcome the extraordinary challenges over the past year while managing our nine operations, generating substantial free cash flow, advancing our La Colorada skarn project, and re-paying all our bank debt is a testament to our team and the benefit of having a diversified portfolio of quality assets. I anticipate 2021 being a much stronger year across all our operations."
During 2020, Pan American repaid the remaining $275.0 million outstanding on its corporate credit facility and distributed $46.2 million in dividends to shareholders, with the quarterly dividend being increased twice during the year. As at December 31, 2020, Pan American had no bank debt, while the cash and short-term investment balances increased to approximately $279.1 million.

Preliminary 2020 Production Results
Figures are preliminary and subject to final adjustment. The final figures will be provided in Pan American's financial results for Q4 and year ended December 31, 2020. Pan American plans to release its audited financial results for Q4 2020 and FY 2020 after market close on February 17, 2021.

	Silver Production (thousand ounces)		Gold Production (thousand ounces)
	Q4 2020	FY 2020	Q4 2020	FY 2020
La Colorada	1,186	5,025	0.8	3.5
Huaron	892	2,148	0.3	0.5
Morococha(1)	527	1,173	0.2	0.6
San Vicente(2)	663	2,320	0.1	0.3
Manantial Espejo	742	2,547	8.0	23.4
Dolores	764	3,779	30.5	98.0
Shahuindo	83	268	33.6	142.4
La Arena	11	33	41.4	105.4
Timmins	4	18	38.1	148.4
Total (3)	4,872	17,312	152.9	522.4
(1)Morococha data represents Pan American's 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.

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(3)Totals may not add due to rounding.

	Consolidated Base Metal Production (thousand tonnes)
	Q4 2020	FY 2020
Zinc	14.2	40.2
Lead	5.4	15.7
Copper	2.3	5.2

2020 Production Summary and Notes:
•FY 2020 consolidated silver production was 17.3 million ounces compared with the guidance range(1) of 18.0 million to 19.0 million ounces.
•FY 2020 consolidated gold production was 522.4 thousand ounces compared with the guidance range(1) of 525.0 thousand to 575.0 thousand ounces.
•FY 2020 consolidated zinc, lead and copper production was 40.2, 15.7 and 5.2 thousand tonnes, respectively, compared with guidance(1) of 40.0 - 43.0, 17.0 - 18.0 and 4.3 - 4.9 thousand tonnes, respectively.
•Due to government measures in response to the COVID-19 pandemic, all of Pan American's Latin American operations were placed in care and maintenance for an average duration of approximately two months during the first half of 2020. The Huaron and Morococha operations were suspended for another approximately three months through the third quarter of 2020. Our Timmins operation in Canada continued to operate throughout 2020 at reduced rates to accommodate COVID-19 related protocols.
•Production at La Colorada was impacted by an inability to access high-grade ore due to the COVID-19 related delay in completing an underground ventilation raise and the loss of a ventilation raise from surface in late Q4 2020.
•In Q4 2020, the Mining Secretary in the Province of Santa Cruz, Argentina, imposed a suspension of mining operations during the holiday period to help curb the spread of COVID-19, which caused production at Manantial Espejo to be suspended between December 21, 2020 and January 7, 2021.
•Production and costs in 2020 were further impacted by operations running below normal capacity levels to accommodate comprehensive protocols to protect health and safety during the COVID-19 pandemic.
(1) On May 6, 2020, Pan American withdrew its 2020 annual production, Cash Costs, AISC and capital expenditure forecasts, originally provided in the 2019 annual MD&A dated March 12, 2020. The decision to withdraw the 2020 guidance was based on the uncertainties regarding the impact of the COVID-19 pandemic on our operations. Pan American subsequently revised its 2020 annual production, Cash Costs, AISC and capital expenditure forecasts on August 5, 2020. On November 4, 2020, Pan American reduced its estimate for 2020 silver production and maintained the rest of the guidance provided on August 5, 2020.

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2021 GUIDANCE
The estimates below are forward-looking in nature. Please refer to the cautionary note at the end of this news release. Management may revise guidance during the year to reflect actual and anticipated results.
Please note that the Dolores operation has been moved from the Silver Segment to the Gold Segment.

	Silver Production	Gold Production	Cash Costs	AISC
	(million ounces)	(thousand ounces)	($ per ounce)(1)	($ per ounce)(1)
Silver Segment:
La Colorada	7.16 - 7.44	4.0 - 4.2	4.00 - 5.00	8.50 - 9.50
Huaron	3.61 - 3.86	0.5	4.80 - 7.90	9.50 - 12.50
Morococha (92.3%)(2)	2.25 - 2.42	0.8 - 0.9	10.00 - 14.20	13.50 - 17.50
San Vicente (95.0%)(3)	3.23 - 3.37	0.5	12.30 - 13.50	16.75 - 17.75
Manantial Espejo	3.18 - 3.46	33.2 - 35.3	16.30 - 17.30	19.00 -20.00
Silver Segment Consolidated(4,5)	19.43 - 20.55	39.0 - 41.4	8.50 - 10.00	12.50 - 14.00
Gold Segment:
Dolores	2.73 - 2.97	160.8 - 179.3	665 - 820	850 - 1,000
Shahuindo	0.29 - 0.43	153.9 - 165.0	715 - 795	1,125 - 1,250
La Arena	0.03	102.9 - 110.9	870 - 940	1,275 - 1,400
Timmins	0.02	148.4 - 158.5	1,085 - 1,160	1,375 - 1,450
Gold Segment Consolidated(4,5)	3.07 - 3.45	566.0 - 613.7	825 - 925	1,135 - 1,250
Total Production(4,5)	22.5 - 24.0	605.0 - 655.1	n/a	n/a
Consolidated AISC - Silver Basis(6)				(2.80) - 2.70
(1) Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for further information on these measures.
(2) Morococha data represents Pan American’s 92.3% interest in the mine's production.
(3) San Vicente data represents Pan American’s 95.0% interest in the mine's production.
(4) Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver and are calculated per ounce of silver sold. Gold Segment Cash Costs and AISC are calculated net of credits for realized silver revenues and are calculated per ounce of gold sold.
(5) Totals may not add due to rounding.
(6) Consolidated AISC is calculated per silver ounce sold with total gold revenues included within by-product credits. General and administrative ("G&A") and greenfield exploration costs are included in the consolidated AISC, but not allocated in calculating AISC for each operation.

2021 Guidance Assumptions
•Dolores will be reported as a Gold Segment operation in 2021 given the higher gold and lower silver grades in the expected mine sequencing.
•We assume operations will continue to be impacted by comprehensive COVID-19 protocols, which increase costs and restrict throughput levels, especially at our underground mines. The impact of COVID-19 on operations is expected to diminish over the course of 2021, as vaccinations are deployed throughout our operating jurisdictions later in the year. For the first quarter of 2021, we assume operations will experience the full effect of COVID-19 restrictions, similar to Q4 2020. We assume the impact of restrictions declines to 75% in the second quarter, 50% in the third quarter and 25% in the fourth quarter of 2021. The first quarter of 2022 is assumed to be the first period that will be free of COVID-19 restrictions, allowing operations to

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run at full capacity. The impact regarding the restrictions could improve or worsen relative to our assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19, the development and supply of vaccines, and the roll-out of vaccination programs in each jurisdiction.
•The silver production guidance for 2021 reflects: the decline in silver grades and increase in gold grades at Dolores from mine sequencing; restricted mining rates at La Colorada during the first half of the year due to the replacement of ventilation infrastructure; and a continued scarcity of qualified underground mining personnel in southern Argentina due to inter-provincial travel restrictions, which results in reduced production rates at Manantial Espejo, COSE and Joaquin while extending the mine lives by approximately one year.
•At La Colorada, Pan American plans to advance three ventilation raises to support current production, mine expansions and development of the La Colorada skarn. These raises are in addition to the underground ventilation raise completed in the third quarter of 2020 and the ventilation raise from surface to the 345 level, which was completed in early January 2021, and is now being prepared for commissioning.
•The cash costs and AISC forecasts assume average metal prices of $23.50/oz for silver, $1,825/oz for gold, $2,700/tonne ($1.22/lb) for zinc, $1,900/tonne ($0.86/lb) for lead, and $7,400/tonne ($3.36/lb) for copper; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 3.50 for the Peruvian sol ("PEN"), 96.67 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.30 for the Canadian dollar ("CAD").
•The Escobal mine is assumed to remain in care and maintenance during 2021, as Guatemala's Ministry of Energy and Mines conducts the court-mandated ILO 169 consultation.

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Expenditures ($ millions)
Sustaining Capital
La Colorada	27.0 - 29.5
Huaron	14.5 - 15.5
Morococha	6.0 - 7.0
San Vicente	13.5 - 14.5
Manantial Espejo	6.5 - 7.5
Dolores	26.0 - 30.0
Shahuindo	66.5 - 68.0
La Arena	44.5 - 45.0
Timmins	40.5 - 43.0
Sustaining Capital Sub-total	245.0 - 260.0
Project Capital
La Colorada skarn	50.0 - 55.0
Timmins Wetmore exploration	5.0
Project Capital Sub-total	55.0 - 60.0
Total Capital	300.0 - 320.0
Care & Maintenance
Escobal	20.0 - 21.0
Navidad	2.0 - 2.5
Total Care & Maintenance	22.0 - 23.5
Corporate General & Administrative(1)	39.0 - 42.0
(1) Includes stock-based compensation.

Exploration expenditures are expected to total approximately $42 million, of which $22 million is included in project capital for drilling of the La Colorada skarn and the Wetmore project.

2021 Guidance and Preliminary 2020 Production Conference Call and Webcast
Pan American will hold a conference call and webcast to discuss the 2021 guidance and preliminary 2020 production results.

Date:	Tuesday, January 19, 2021
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com

Q4 and FY 2020 Audited Results
Pan American plans to release its audited results for Q4 and FY 2020 on February 17, 2021, after market close. A conference call and webcast will be held on February 18, 2021.
Conference call and webcast details:

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Date:	Thursday, February 18, 2021
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com

Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For additional information about Pan American's material mineral properties, please refer to Pan American’s Annual Information Form dated March 12, 2020, filed at www.sedar.com, or Pan American's most recent
Form 40-F furnished to the SEC.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 27-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of

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operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of Cash and cash equivalents, Short-term Investments, and the amount available on the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Management's Discussion and Analysis for the period ended December 31, 2019, for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, and estimates of current production levels that remain subject to verification and adjustment, including our estimated production of silver, gold and other metals in 2020 and forecasted for 2021, our estimated Cash Costs, AISC and expenditures in 2021; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; expectations with respect to the future anticipated impact of COVID-19 on our operations, the assumptions related to the global supply of COVID-19 vaccines and the roll-out in each country, and the effectiveness and results of any vaccines, the lessening or increase in pandemic-related restrictions, and the anticipated rate and timing for the same; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate credit facility or otherwise, to sustain our business and operations; the presence and impact of COVID-19 and COVID-19 related restrictions on our workforce, suppliers and other essential resources and what effect those impacts, if they change, would have on our business; the timing and impact of the replacement of ventilation infrastructure at the La Colorada mine; the effect of scarcity of qualified mining personnel in Argentina and whether such scarcity continues, lessens or increases; the anticipated metals grades at the Dolores operations and their effect on anticipated production; the ability of Pan American to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; the future results of exploration activities, including with respect to the skarn exploration program at La Colorada; and the ability of Pan American to complete a preliminary economic assessment with respect to the La Colorada skarn project, the timing for the same, and the results of any such preliminary economic assessment.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan

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American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 and the duration and extent of the COVID-19 pandemic and related restrictions; continuation of operations following shutdowns or reductions in production, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where Pan American may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.